900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE	Toronto Stock Exchange: VG
For Immediate Release	No: 14

VERIS GOLD CORP. Announces New Team Members

Vancouver, BC – April 23, 2013 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) (the “Company” or “Veris Gold”) is pleased to announce the appointments of Robert L. Chapman as President of the Company and Joanne C. Jobin as Vice President, Investor Relations effective immediately.

Mr. Chapman, an accomplished financial and business development executive, brings 32 years of mining experience with some of the world’s leading natural resource and engineering companies to Veris Gold. In his role as President he will lead the corporate management team and assist with the Company’s business development strategy while also leading the Company’s Elko, Nevada based mining and production teams at the gold producing property, Jerritt Canyon.

For the past two years Mr. Chapman has assisted the Company in Corporate Development activities including the development of a strategic growth plan. Previous to that he worked for Newmont Mining Corp. serving as the Regional Vice President, Apollo Gold Inc. as the Vice President and Chief Financial Officer, Knight Piesold & Co. as the Chief Financial Officer and Barrick Goldstrike Mines Inc. also in the capacity of Chief Financial Officer. In addition to these positions, Mr. Chapman has also run a successful mining/financial consulting business with clients from the State of Alaska, St. Augustine Copper & Gold Corp. and Russell Mining Corp.

Mr. Chapman graduated from Idaho State University with a Bachelor of Science, Accounting and is a licensed CPA.

On his appointment, Mr. Chapman stated, “I am excited to accept this new role at the Company as we enter into a dynamic growth phase at Jerritt Canyon. I plan on bringing in the kind of leadership that will actively work with our employees and management team to create a stable and safe workplace. We will review our strategic plan and insure that resources are available to meet and exceed our growth expectations. Having lived in the Elko area most of my life, the success of the mining industry and our employees is very important to me.”

Francois Marland, Executive Chairman commented, “We are very pleased to welcome Mr. Chapman to our senior leadership team and look forward to working together with him to grow our operations at Jerritt Canyon. We believe his extensive background in mining and finance in Nevada will be an invaluable asset to this growth and he will lead significant improvements at Jerritt Canyon.”

The Company is also is pleased to announce the appointment of Joanne C. Jobin as Vice President, Investor Relations.

Ms. Jobin brings over 25 years of Investor Relations experience to Veris Gold. She began her career in the fledgling investor relations industry in 1987 with Barrick Gold, where she worked to develop its early IR and marketing programs. Since then she has worked in the natural resources sector and managed the investor relations, corporate affairs and communications programs for a number of publicly traded companies, including J.P. Morgan & Co. (Canada), Canadian Tire Corporation, HEPCOE Credit Union, IAMGOLD Corporation, Noront Resources and Excellon Resources. She also co-founded The FIRM and founded IR.INC, international investor relations marketing companies focused on the natural resource sectors.

Ms. Jobin, who is well-known in the investment community, will be an important asset in identifying future business opportunities deemed beneficial to the Company, determining the Company’s rebranding and marketing strategies, and identifying key target audiences.

Shaun Heinrichs, Co-CEO and CFO commented, “We believe Ms. Jobin will be a valuable addition to the Veris Gold team and look forward to her contributions in the near future.”

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

For more information please contact:

Veris Gold Corp.	Veris Gold Corp.	AXINO AG
Joanne C. Jobin	Nicole Sanches	Wolfgang Seybold
VP, Investor Relations	Investor Relations Manager	Chairman
T: (647) 964-0292	T: (604) 688-9427 ext 224	T: +49 711 25 35 92 40
E: jjobin@verisgold.com	E: nicole@verisgold.com	E: wolfgang.seybold@axino.de
W: verisgold.com	W: verisgold.com	W: axino.de

To be added to the Veris Gold e-mail list please contact nicole@verisgold.com and specify “Veris Gold Corp. releases” in the subject line or sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company’s use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.